January 4, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed October 11, 2011

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) named in the S-1Registration Statement (defined below) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated October 26, 2011. We are filing via EDGAR Amendment No. 7 to the S-1 Registration Statement (“Amendment No. 7”) in response to the Staff’s comments. For reference purposes, the text of your letter dated October 26, 2011 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 6 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated October 26, 2011 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement.

Response: The Company acknowledges the Staff’s comment and the Company advises the Staff that they are responding to the Staff’s comment letter dated October 26, 2011 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Company has reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Company has applied each of these comments to the S-1 Registration Statement.

Comment Responses:

Prospectus Summary, page 5

1.	We note your response to our prior comment 6. Please be aware that your Prospectus Summary should provide a brief summary of your business. Lengthy disclosures regarding your business are more appropriate for your Business section. In that regard, please revise your Prospectus Summary as follows:
•	Remove the paragraph regarding your oversight from your summary as this discussion needs additional disclosure to explain your specific procedures for “making sure” the agents are in compliance with all insurance regulations and such detail is not appropriate for your summary;

RESPONSE: Removed

•	It appears that the disclosure in the last three paragraphs on page 5 regarding your leads contains the same level of detail as your disclosure in your Business section. Please revise your disclosure in your summary to summarize this information and the fact that these leads represent 36% of your revenue, and leave the specific discussion of the cost of your leads and how you price your leads to your Business section disclosure;

RESPONSE: Leads are crucial to the success of the agent. To maintain its competitive edge, UUI purchases mailing lists from Senior Advisor Services (“SAS”) for final expense insurance leads and Equita Mortgage Group (“Equita”) for mortgage protection insurance leads. The information acquired from these sources is used to create direct mail campaigns with a return response card. The campaigns are outsourced to America’s Recommended Mailers Inc. (“ARM”). UUI has an agreement with ARM to print and mail from their facility. Completed response cards are uploaded into a database (Lead Station) for rental by the network of agents. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. Lead rental represents 36% of UUI total revenue. Lead Station is a technology licensed to UUI from Equita.

•	Remove the membership table on page 6 from your summary; and

RESPONSE: Removed

•	Please remove duplicative disclosure as the first paragraph on page 6 is identical to the last paragraph on page 6 and on pages 5 and 20 where you list the locations you place recruiting ads twice.

RESPONSE: Removed

Our Products include, page 7

2. We are re-issuing prior comment 11 in part. Please revise your Prospectus Summary to remove the table on page 7 regarding your issuance of shares.

RESPONSE: The table has been removed as requested.

3. If you retain the disclosure regarding your private offerings that precede the table referenced in the immediately preceding comment, please include an appropriate header for this disclosure.

RESPONSE: Removed from the prospectus area and appropriately disclosed on the selling security holders section on page 14.

Risk Factors

“Our stock is a penny stock . . .,” page 11

4. We note your response to our prior comment 15 and the additional disclosure you have included in this risk factor. However, as noted in our earlier comment, we believe that you should address the relationships you have had with KCM Holdings Corporation and Donald Klein in a separate risk factor. Further, in this risk factor we ask that you elaborate on these relationships. In particular, you should address the following:

•	Any past relationships between Mr. Klein and/or KCM Holdings and Messrs. Wolfe or Simpson or any other business they have been affiliated with, whether or not these relationships have since been severed or whether any Messrs. Wolfe or Simpson, or any affiliates thereof, have an equity interest in KCM Holdings;

•	Any relationship between you or Messrs. Wolfe or Simpson and any of the other companies listed in the KCM Holdings Corporation portfolio, located at http://kcmholdings.wordpress.com/portfolio/, including KCM Insurance Services, LLC.

•	The reasons you believed KCM Holdings Corporation and/or Mr. Klein would be useful as a consultant in connection with your proposed offering and how you became aware of the services they could provide to you in that context; The nature and scope of the services you contracted with KCM Holdings to provide, including, but not limited to, whether Mr. Klein ever met with your existing shareholders or potential investors in your private placements to discuss this offering and, if so, the representations he made to them at these meetings; and
•	The ways in which KCM Holdings failed to perform its obligations that led you to terminate the agreement, and the date and means by which you notified KCM Holdings and/or Mr. Klein of your intention to terminate.

RESPONSE: KCM Holdings and/or Mr. Klein contacted Messrs. Wolf and Simpson while they were employed at Equita Mortgage Group (EMG). Mr. Klein approached Messrs. Wolfe and Simpson about the advantages of taking a company public and for a fee of $50,000, he could assist them with the process of going public. In June 2010, Mr. Klein spoke briefly to a small group of about 40 UUI agents about the benefits of a publicly traded company and that UUI was in the process of going public. To our knowledge no other instruction took place. Messrs. Wolfe and Simpson have not been affiliated with nor have any equity interest in KCM Holdings. Below is a breakdown of the KCM entities and the services that KCM and its other affiliates were to perform in order to earn $50,000 in compensation for all of the entities.

Mr. Klein, KCM and its related entities wholly failed to perform their obligations and UUI terminated all consulting agreements with KCM and its related entities and furthermore repudiated any agreement with KCM and its related entities regarding the issuance of stock. No UUI stock was ever issued to KCM or to any entity controlled by or working with KCM. Therefore, UUI should not be listed as part of KCM’s portfolio. Neither UUI nor its executive officers have any relationship with KCM, Donald Klein or with any entity controlled by or working with KCM and/or Donald Klein. Although UUI was made aware of an SEC complaint against KCM and Donald Klein concerning securities fraud, UUI was not involved with the complaint, did not participate or aide KCM and/or Donald Klein in any of the activities described in the complaint nor did UUI benefit from any such activities described in the complaint. UUI has not violated any State or Federal Securities Laws nor has any individual employed by or otherwise associated with UUI been implicated or charged with any criminal involvement or violation of law stemming from any of the activities described in the complaint against KCM and Donald Klein.

• KCM HOLDINGS CORP. – “to provide corporate restructuring counseling to UUI and assist UUI in the sale and transfer of assets, assist in formation of capital structure, provide UUI with a legal and accounting team, as well as a market maker, getting the company stock traded on OTCBB and raising additional $500K to $1M once public.”

• MOONTAE HOLDINGS LLC - “to provide strategic consulting, planning and development services in preparation of plans and supporting documents for areas of marketing, branding, design and business development.”

• UNDERDOG INVESTMENTS LLC – “to review the Company's business plan and corporate strategy, meet with company management and review long term and short term objectives, assist with market and investor relations.”

• CONNOR & KIRK CAPITAL, LLC - "to raise capital to finance the launch and operations of the Company."

• KCM STRATEGIC MEDIA GROUP INC. - "to provide media design and internet technology consulting including social media tools and other applicable emerging technology support."

Based on Mr. Klein's and KCM Holdings presentation about the advantages of going public and his knowledge of the process, it appeared that he would be able to assist UUI with going public at a reasonable cost. The services listed above are the services that UUI contracted KCM Holdings to provide.

UUI terminated the agreements with the KCM entities because of two reasons: (1) Complete failure to achieve objectives and total lack of performance by all entities for all services that they represented they could accomplish for UUI, and (2) the revelation by Donnie Klein, CEO of KCM Holdings Corp. that he was personally "under investigation" by the SEC for securities fraud and other criminal/civil violations. At that point, UUI did not want to be tainted with the malfeasance being admitted by Mr. Klein. It just made it easier to terminate his agreements because he and his entities were not accomplishing any objectives and were such poor performers. On March 15, 2011 UUI terminated all contracts with all KCM entities and our General Counsel contacted KCM regarding this matter. On or about March 15, 2011, our General Counsel, Steve Dryzer, notified all of the KCM entities by regular and certified mail that all contracts were terminated for nonperformance.

Description of Business

Business Development, page 18

5. According to the disclosure in other sections of your registration statement and your response to prior comment 17, you were incorporated by Mr. and Mrs. F. Potter, who apparently also served as your initial directors. This contradicts the first sentence of this discussion, which states that Messrs. Wolfe and Simpson incorporated you in July 2009. Please amend your disclosure for consistency. Also, assuming Mr. and Mrs. Potter were in fact your incorporators and initial directors, please explain the reasons why they were chosen for these tasks instead of either of your executive officers. Further, please tell us when Mr. and Mrs. Potter resigned as directors and when your executive officers assumed their current roles. Please confirm that your disclosure throughout the registration statement is consistent, including on pages 17, 18 and 43.

RESPONSE: Fred and Frances Potter, original incorporators and initial directors, assisted with the initial set up of the corporation. Fred was the initial registered agent for UUI and completed the initial Texas incorporation documents required to form a Texas corporation (Original Certificate of Formation and Articles of Incorporation)

The Company was incorporated in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter, former Directors. At the time of incorporation, Messrs. Wolfe and Simpson were not yet ready to publicly announce their new company and, therefore, approached Mr. and Mrs. Potter to assist with the start up. After its incorporation, Unique Underwriters spent the first 10 months of business as a development stage company.

After creating key relationships and strategic partnerships to amass over 20 years of industry experience, Samuel Wolfe and Ralph Simpson decided to collectively start Unique Underwriters with a focus on capturing an even larger market share of the mortgage protection, life insurance and final expense insurance industry through quality lead generation and unequaled agent support programs. Please refer to the biographies of respective founders for previous experience and history.

Upon the resignation of Mr. and Mrs. Potter, on April 13, 2010, Mr. Samuel Wolfe was appointed CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company. At that time, they established a fiscal year end of June 30. The objective of this corporation was to market and sell insurance policies, focusing primarily on mortgage protection policies, final expense, annuities and all aspects of life insurance sales.

The Business Model, page 19

6. We note your response to prior comment 7. Please clarify whether you have agreements in place with either Senior Advisor Services Inc. or Equita Mortgage Group and, if so, provide us with a detailed analysis that supports your conclusion that you are not substantially dependent on either of these agreements. Alternatively, please file copies of these agreements pursuant to Item 601(b)(10) of Regulation S-K and revise your disclosure to describe the material terms of the agreements.

RESPONSE: Due to the highly competitive and confidential nature of the terms within the agreement with Equita and SAS, we request that the attached exhibit be treated as an SE supplemental exhibit. SAS is a division of Equita. There are several other sources of this publicly available information through which we could obtain the same or similar data for our leads. The material terms of the agreement have been included as show below:

Leads are crucial to the success of the agent. To maintain its competitive edge, UUI has established agreements to rent leads for its agent network from Senior Advisor Services (“SAS”) for final expense insurance leads and Equita Mortgage Group (“Equita”) for mortgage protection insurance leads. The information acquired from these sources is used to create direct mail campaigns with a return response card. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. Lead rental revenue from agents represents 36% of UUI total revenue. Lead Station is a technology licensed to UUI from Equita. Mr. Wolfe, the former President and Chief Marketing Officer of Equita, receives no financial benefit from the purchase of these leads, nor does UUI receive a discounted price based on his previous relationship with Equita. Mr. Wolfe does not have an equity ownership in Equita.

7. We note that you generate all of your A leads using direct mail. Please also describe, however, how you obtain the age or homeowner status, as applicable, as well as the contact information of the individuals to whom you forward your mailings.

RESPONSE: UUI purchases data from two sources: home purchases and public information about senior citizens ages 55 – 70. This information is the basis of direct mail promotions for mortgage protection life insurance and senior citizen’s interested in final expense insurance. Respondents answer the personal information questionnaire which includes, date of birth, gender, smoker/non-smoker, an contact information via a postage paid return mail. These response cards then become leads uploaded to the fulfillment platform, Lead Station.

8. We note that here and in your Summary you state that you purchase B leads from Equita Mortgage Group. Please also note wherever applicable in your disclosure that your Chief Executive Officer co-founded Equita Mortgage. Please indicate whether or not Mr. Wolfe receives any financial benefit from the purchase and sale of these leads, including whether or not they are discounted based upon his former relationship with that company and whether Mr. Wolfe has an equity ownership in Equita Mortgage. If Mr. Wolfe has an equity ownership with Equita, please provide us with a detailed analysis which supports your conclusion that this is not a related party transaction which requires disclosure under Item 404(d) of Regulation S-K.

RESPONSE: UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”). Equita has agreed to sell Mortgage Protection Leads to UUI upon request from UUI. Mr. Wolfe, CEO of UUI was a co-founder of Equita and receives no financial benefit from the purchase of these leads, nor does he receive a discounted price based on his previous relationship with Equita. Mr. Wolfe does not have any equity ownership in Equita.

9. Please disclose in this section the approximate number of active agents and sub-agents as of the most practicable date.

RESPONSE: UUI currently has 4000 agents and subagents in its network. Approximately 606 are active agents of which 29 are direct and 575 are subagents.

10. You state that the approximate amount of total revenue generated through your relationships with sub-agents is 80%. This is confusing in light of your other disclosure concerning revenue streams of insurance products and sales of leads. Please clarify whether this 80% includes revenues from insurance products through your sub-agents and sales of leads to your sub-agents, or whether this is intended to state that sub-agents represent 80% of the 59% of the total revenue that you receive from the sale of insurance products, or whether this is intended to state something else.

RESPONSE: Commission overrides received from the sales of insurance policies represent 59% of UUI total revenue. Lead rental represents 36% of UUI total revenue. Membership Plans were introduced in June of 2011 as a method of retaining agents and providing additional mentoring, training, healthcare, incentive-based profit sharing and web services at a reasonable cost for the agent. Five levels of membership are available: basic, executive, entrepreneur, partner and founder. To date, 205 memberships have been sold representing 5% of current total revenue.

11. If true, please clearly note that you have no agreements with any of your sub-agents and label the commission structure you provide on page 19 as applying only to sub-agents, noting that the categories and commission percentages do not apply to your direct agents who make sales, and that the sub-agents will receive only the portion of the commission that the agent would have received, less the amount paid to the agent.

RESPONSE: The override remains the same based on the Agent Levels and Commissions Table located on page 31. Our outside carriers have agreed to compensate UUI for any difference between the commission paid to the direct agents and the commission paid to UUI. UUI encourages agents to recruit other sub agents thereby creating a network of subagents from which the agent receives commission overrides on the subagent’s sale of life insurance policies. When an insurance policy is sold, a large portion of the first year's premium is paid out to various people who were directly or indirectly involved in the sale of that policy. The writing agent receives the bulk of the compensation, and because our independent agents have an override agreement directly with the insurance carriers that UUI represents, the recruiting agent is often paid a smaller portion, called an override, for their role in facilitating the sale.

12. Pursuant to prior comment 21, you revised your Company History, Past Performance of Principals, Competitive Comparison, Fulfillment and Future Services sections on page 20. Accordingly, please delete the prior sections which are still disclosed on pages 23 and 25.

RESPONSE: Consolidated and duplications removed.

13. Your discussion of your “Competitive Strategy Summary – Mortgage Protection and Final Expense Life Insurance Leads” on page 21 and your “Process by which Leads are Generated” on page 24 are largely duplicative. Please revise these sections to reduce the obvious redundancies.

RESPONSE: Consolidated and duplications removed.

14. On page 21, please disclose additional information about your oversight procedures, including the methods by which you ensure that your agents comply with applicable insurance regulations and your guidelines, the remedial measures you utilize if you determine an agent is not in compliance, the ratio of agents to mentors and the actual number of mentors you currently have in place.

RESPONSE: UUI’s oversight of the agents includes compliance with all insurance regulations pertaining to the sale of insurance products, as well as compliance with the guidelines set forth in their agency agreements. UUI’s management meets once a week to review and review all lead and insurance sales associated with the agents. Oversight of agent activity and production ensures quality and retention of business for the insurance carriers. UUI monitors its agent’s activity and the communications between agents and carriers utilizing online reports from the carrier which provides crucial statistics by agent regarding persistency, placement, approvals, declines and unaccepted policies. If an agent is not in compliance with insurance carrier requirements, UUI notifies them of the deficiency and assists with the agents to correct the issue.

Should the deficiencies continue, the agent is subject to a 30 day probationary period. If the issues are not corrected, then termination will occur.

UUI’s mentoring program provides insurance expertise and experienced guidance to UUI agents. Agent Mentor provides personalized support to agents with questions regarding insurance products, sales processes/techniques, leads, regulations, guidelines, and technical support associated with the websites hosted by both UUI and the insurance carriers. Currently UUI has one Agent Mentor, however, each agent has a manager is incentivized to assist them, as well as provide the agent with weekly support during national training.

15. On page 21, please explain whether or not you employ a screening process for those individuals who respond to your advertisements or are otherwise recruited by you, including but not limited to whether or not you perform background checks or conduct interviews.

RESPONSE: As part of our screening process for signing new agents, UUI conducts phone interviews with prospective agents where we inquire into their background, experience, licenses and goals. Once the decision is made to work together, we forward them contracting forms from one or more of our insurance carriers. The insurance carriers then conduct background checks, credit checks and verification of license(s).

16. On page 21, you disclose that the average cost for the two day advanced training class called “Boot Camp” is $250, but you do not receive any of this revenue. JD Butcher is the “Boot Camp” director and all proceeds go to him for conducting the class. Please expand your disclosure regarding JD Butcher throughout the registration statement to disclose that he is your National Training Director and clarify whether he is your employee. Please also disclose whether there is any familial relationship between JD Butcher and Christine Butcher, your Chief Marketing Officer. In addition, please disclose whether you or any of your named executive officers receive any financial or other benefit from your relationship between you and JD Butcher.

RESPONSE: UUI also promotes an advanced training two day course, “Boot Camp.” The average cost for the two day advanced training class is $250 per person. UUI does not receive any of this revenue. JD Butcher is the “Boot Camp” trainer and all proceeds go to him for conducting the class. Mr. Butcher is not an employee of UUI; he is an independent trainer that performs these intensive training sessions on behalf of UUI. Mr. Butcher is the father of Christine Butcher and no executive officers receive any financial or other benefit from this familial relationship.

17. Please expand your disclosure to further address your process for the sales of B leads, i.e. whether or not you re-sell leads for prospective customers who have been contacted by one of your agents but have declined to purchase a policy from them and the stage at which your practice is to discard a lead and no longer re-sell it.

RESPONSE: A lead, whether an “A” or “B” type, is rented to only one agent at a time and is distributed based on the agent’s geographic territory. This provides the agent with exclusive access to this data for a specified period of time. The agents have 30 days to convert a lead to a policy/application. After 30 days of having the proprietary access to the lead, the lead becomes available to other agents.

After a policy has been generated from a lead, UUI permanently removes that lead from the Lead Station. It is no longer available for rental to any UUI agent.

18. We note that you include the table detailing the membership packages you offer to your agents twice in this discussion. Please either eliminate this table altogether and summarize only the relevant information that is material to your business operations and/or revise the table to provide only the information necessary to explain other fees you may receive from agents other than through the direct purchase of leads.

RESPONSE: Memberships

In addition to renting leads, UUI also sells premium membership packages that will allow an agent to avoid paying the $500 ALR by subscribing to a monthly premium membership package as outlined below.

PREMIUM MEMBERSHIP TABLE
	BASIC	EXECUTIVE	ENTREPRENUER	PARTNER	FOUNDER
NEW MEMBER COST	FREE	$24.99/MO	$59.99/MO	$99.99/MO	$159.99/MO
Waiving an ALR Deposit	N/A	N/A	FREE 1 YEAR	$59.99/MO	$119.00/MO
BENEFITS:
Automatically Contracted with UUI Carriers	Yes	Yes	Yes	Yes	Yes
Company Calls	Yes	Yes	Yes	Yes	Yes
Company Events/Conventions	Yes	Yes	Yes	Yes	Yes
				10% Discount	10% Discount
Incentive-Based Profit Sharing	No	No	Yes	Yes	Yes
Basic UNIQUECARE (Discount Health Plan)	No	No	No	Yes	Yes
Commissionable Income	No	No	No	Yes	Yes
				$10/month for each direct Partner Member	$10/mo for each direct Partner $12/mo for each direct Founder
TRAINING:
Agent Training, Training Videos & Premium Resources	No	Yes	Yes	Yes	Yes
Advanced Boot Camp Training Calls	No	No	Yes	Yes	Yes
LEADS:
Lead Station	Yes	Yes	Yes	Yes	Yes
	Only B's	All Leads	All Leads	All Leads	All Leads
Area Lead Request(s)	No	Yes	Yes	Yes	Yes
		With $500 deposit	No deposit required	No deposit required	No deposit required
Area Lead Request(s) & Excess "A" Lead Cost	N/A	Full Price	Full Price	Full Price	$19/Lead
10 Day Exclusive
"A" Lead Override Charge on Direct Agents	Yes	Yes	Yes	Yes	No - Wow!
Lead Alerts: Notification of lead specials, prior to general agent notification	No	No	No	Yes	Yes
Final Expense "B" Leads Cost	Full Price	Full Price	Full Price	50% Discount	50% Discount
Free Monthly Leads	No	No	No	Yes	Yes
*5 Free Leads for Every 5 Applications per Month
Travel Lead Request (TLR)	No	Yes	Yes	Yes	Yes
		With $500 Reserve Acct, Full Price,	No Reserve Acct, Full Price,	No Reserve Acct, Full Price,	No Reserve Acct, $26/Lead
		30 Minimum	30 Minimum	30 Minimum	30 Minimum
SUPPORT:
Agent Hotline	No	Yes	Yes	Yes	Yes
Agent Mentor	No	Yes	Yes	Yes	Yes
WEBSITE MARKETING:
Custom Corporate Website	No	Yes	Yes	Yes	Yes
Custom Life Insurance Website	No	No	No	Yes	Yes

19. On page 25, please disclose the average duration of your agency agreements.

RESPONSE: UUI’s agency agreements are perpetual with no end termination date.

Notes to Audited Financial Statements

Note 3 – Capital Stock, page 39

20. You disclose on page 14 that you issued shares of common stock on March 1, 2011 at $.001 and $.15. You also disclosed on page 14 that you issued common shares around this date at $.15. Please disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011. Please also tell us why the fair value of the 65,000,000 of the common stock issued to Samuel Wolfe and Ralph Simpson on March 1, 2011 is identical to the par value of your common stock of $.001. Please also revise your stock-based compensation accounting policy and the notes to your financial statements to provide all of the disclosures required by ASC 718-10-50.

RESPONSE: The Company is currently authorized to issue 1,000,000,000 common shares at $.001 par value per share.

The Company is currently authorized to issue 100,000,000 Class A preferred shares at $.001 par value per share with 10:1 conversion and voting rights.

The Company is currently authorized to issue 50,000,000 Class B preferred shares at $.001 par value per share with 1:1 conversion and voting rights.

During the period from inception (July 28, 2009) through June 30, 2010, the Company subscribed to 4,900,000 common shares in exchange for $71,500 in cash collections during the period from inception (July 28, 2009) through June 30, 2010 and $28,500 was received subsequent thereto from the sale thereof pursuant to a private placement to accredited investors made under Regulation 504.

During the year ended June 30, 2011, the Company issued 8,985,465 common shares in exchange for $626,322 in cash collections pursuant to a private placement to accredited investors made under Regulation 504.

During the year ended June 30, 2011, the Company issued as compensation for services a total of 66,400,817 common shares, out of which 65,000,000 common shares were issued to its founders. The 65,000,000 common shares issued to its founders were for their services of forming the company. At inception, these shares had no or nominal intrinsic value so they were valued at $0.001 par value. The rest of the service stocks were valued at $0.15 per share from the company’s most recent private placement.

Management, page 43

21. You state in your biographical information that Mr. Wolfe left Equita Mortgage Group in order to start his own independent marketing organization but you also note here that he co-founded Equita Mortgage and you state on page 20 that he was its President and Chief Marketing Officer. Please elaborate on the different relationship Mr. Wolfe has between you and Equita Mortgage, why he felt it necessary to leave Equita Mortgage when he did and provide any other relevant information concerning his departure and his decision to form Unique Underwriters.

RESPONSE: Samuel Wolfe and Ralph Simpson decided to collectively start Unique Underwriters with a focus on capturing an even larger market share of the mortgage protection, life insurance and final expense insurance industry through quality lead generation and unequaled agent support programs.

22. Please also explain the relationship, if any, between either Mr. Wolfe or Mr. Simpson and a limited liability company called Teflon Holdings, LLC.

RESPONSE: Mr. Wolfe and Mr. Simpson are also co-owners of Teflon Holdings, LLC, which has never generated any revenue activity.

Executive Compensation, page 44

23. Please revise your disclosure here and on page 14 to describe your oral agreements with Messrs. Wolfe and Simpson for each issuance of 32,500,000 shares of common stock on March 1, 2011. Please also file a summary of your oral agreement which each of these named executive officers.

See Item 601(b)(10) of Regulation S-K.

RESPONSE: There are no oral agreements regarding the issuance of 32,500,000 shares to Sam and Ralph; rather, we have a Director's Resolution dated March 1, 2011 (attached hereto).

24. Please revise your table to include for each award of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n)(2)(v) of Regulation S-K.

RESPONSE: The table below sets forth information concerning compensation paid, earned or accrued by our chief executive officer (“Named Executive Officer”) for the last two fiscal years.

SUMMARY COMPENSATION TABLE
Name and principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Samuel Wolfe, CEO President	2011 2010 2009	106,000 100,000 0	0 0 0	32,500 0 0	0 0 0	0 0 0	0 0 0	0 0 0	138,500 100,000 0
Ralph Simpson COO Chairman Founder	2011 2010 2009	106,000 100,000 0	0 0 0	32,500 0 0	0 0 0	0 0 0	0 0 0	0 0 0	138,500 100,000 0

25. Please also confirm that the each issuance of shares to Messrs. Wolfe and Simpson have vested as of June 30, 2011. Alternatively, please expand your disclosure to provide the outstanding equity awards at fiscal year-end table required by Item 402(p) of Regulation S-K.

RESPONSE: The shares awarded to Messrs. Wolfe and Simpson are fully vested.

Signatures, page 49

26. The signature page indicates that the registration statement was executed by the same two individuals on two separate dates, October 7 and October 11, 2011. In your next amendment, please indicate that the registration statement was signed on the same date.

RESPONSE: The dates have been modified to show that both individuals signed on October 11, 2011. We have also ensured that all signature dates and signatures are on the same date of January 4, 2012.

/s/ Sam Wolfe January 4, 2012

Sam Wolfe, CEO & President Date

/s/ Ralph Simpson January 4, 2012

Ralph Simpson, COO & Chairman Date

cc: Donald Mitchell Brown, Esq. McMullen Associates LLC 10701 McMullen Creek Pkwy Charlotte, NC 28226

(1)

February 9, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re: Unique Underwriters, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed January 9, 2012 File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) named in the S-1Registration Statement (defined below) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 filed March 16, 2011, Registration No. 333-172850 (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated January 23, 2012. We are filing via EDGAR Amendment No. 8 to the S-1 Registration Statement (“Amendment No. 8”) in response to the Staff’s comments. For reference purposes, the text of your letter dated January 23, 2012 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 7 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated January 23, 2012 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement.

Response: The Company acknowledges the Staff’s comment and the Company advises the Staff that they are responding to the Staff’s comment letter dated January 23, 2012 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Company has reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Company has applied each of these comments to the S-1 Registration Statement.

Comment Responses:

General

1.	Please update your financial statements as required by Item 8-08 of Regulation S-X. Your Management’s Discussion and Analysis should also be revised accordingly.

RESPONSE: Updated as of 2-8-2012

Prospectus Summary, page 7

2.	We note that you state that you have 4,000 independent agents. Please expand your disclosure to clarify that only 606 of these agents are active.

RESPONSE:	Revised to clarify and be more specific. We currently have 10 full-time employees and 4000 registered independent agents of which 606 are active. An active agent is defined by UUI as having sold insurance policies during the past six (6) months. The insurance carriers that UUI represents consider agents active until such time as the carrier terminates their independent agreement with the agent.

Risk Factors

Relationship with KCM Holdings and Donald Klein, page 19

3.	We note your response to our prior comment 4. Please include an appropriate sub-caption that summarizes this risk factor, as required by Item 503(c) of Regulation S-K and which you have provided for your other risk factors. In addition, please address the following:
Based on the list of services you provide on page 20, the services you contracted with Donald Klein, KCM Holdings Corporation and its affiliates appear to go well beyond assisting you with your registered offering. Please explain why you required assistance with respect to tasks related to your business plan, marketing, capital formation and technology support, among other things, and the reasons you believed Mr. Klein and/or KCM Holdings would be helpful to you with respect to these tasks;
As requested in our prior comment, please describe the relationship between Mr. Klein and/or KCM Holdings and either or both of your executive officers or any other business they were previously affiliated with prior to the time he approached Messrs. Wolfe and Simpson as you describe. If no such relationship(s) existed, then describe how Mr. Klein contacted you and why you choose to use his and his affiliates for the vast array of services described;
Please disclose the why you did not negotiate with Mr. Klein with respect to his requested fee and whether or not you sought a competitive bid from any other consultant. If you did not consider any alternatives to Mr. Klein and KCM Holdings, please explain why you did not in your disclosure. If you did consider other alternatives, please disclose each alternative and why you did not pursue the alternative; and
Please restore to this risk factor your disclosure that you paid $40,000 to KCM Holdings and state whether or not you attempted to obtain a refund from it in light of your apparent termination with cause and, assuming you have not obtained a refund, whether you not you have or intend to initiate litigation against Mr. Klein and/or KCM Holdings in light of their perceived failure to perform the services you have described in your risk factor.

RESPONSE: PRIOR ASSOCIATION WITH DONALD KLEIN AND KCM HOLDING CORPORATION NO LONGER REPRESENTS A RISK TO THE COMPANY

In May 2010, KCM Holdings and/or Mr. Klein contacted Messrs. Wolfe and Simpson while they were employed at Equita Mortgage Group (EMG). Mr. Klein approached Messrs. Wolfe and Simpson about the advantages of taking a company public and for a fee of $40,000 and a block of common stock, he could assist them with the process of going public. Mr. Simpson had previously worked with Mr. Klein at an insurance company in 2006. When Mr. Simpson accepted a position with another insurance company, Mr. Klein established his own insurance agency, KCM Insurance Services and KCM Holdings to incubate new companies that had an interest in becoming publicly traded. UUI was interested in creating their own IMO (integrated marketing company), and Mr. Klein had made numerous representations and assurances to UUI regarding his knowledge and experience in the insurance industry, as well as successfully shepherding several companies through the process of going public. During this time, with Mr. Klein’s personal assurances, UUI built a rapport with Mr. Klein, agreeing to contract solely with Mr. Klein and no other company was considered. Although Wolf and Simpson had already developed a business plan that included a marketing strategy and technology support, UUI would need assistance in capital formation. Based on Mr. Klein's and KCM Holdings representations about the advantages of going public and his knowledge of the process, it appeared that he would be able to assist UUI with going public at a reasonable cost that included polishing business and marketing plans and implementing the capital formation and technology support.  At this point in time, UUI was a fledgling operation with limited resources. Hiring KCM Holdings to provide such a broad scope of services allowed Messrs. Wolf and Simpson to devote their time and attention to establishing and growing the business. The services listed below are the services that UUI contracted KCM Holdings to provide.

In June 2010, Mr. Klein spoke briefly to a small group of about 40 UUI agents about the benefits of becoming a publicly traded company and that UUI was in the process of going public.  To our knowledge no other instruction took place.  Messrs. Wolfe and Simpson have not been affiliated with nor have any equity interest in KCM Holdings.  Below is a breakdown of the KCM entities and the services that KCM and its other affiliates were to perform in order to earn $40,000 and to receive common stock in compensation for all of the entities.

UUI is in favor of pursuing litigation to recover the $40,000 when funds are sufficient to pursue that course of action without impeding our daily operations and cash flow.

Plan of Distribution, page 31

4. Please delete the fourth bullet point in this discussion, as it is redundant and confusing.

RESPONSE: Removed.

Description of Securities to be Registered, page 35

5.	You have revised your disclosure to state that your Series B Preferred Stock is entitled to ten non-cumulative votes per share and converts into ten shares of common stock for each share of Series B Preferred Stock. This does not appear to be consistent with your amended Articles of Incorporation which states, “Class B Preferred shares… shall hereby be authorized with 1:1 conversion rights and 1:1 voting rights.” Please revise or file your amended Articles of Incorporation that reflects these terms.
RESPONSE:	Are entitled to one (1) non-cumulative votes per share on all matters on which stockholders may vote;

And have the right to convert each share of Series B preferred stock to (one) 1 share of common stock.

Description of Business

Keys to Success, page 39

6.	You disclose that UUI’s keys to success are based on increased capitalization to support expand recruiting efforts, increase the frequency of lead generation for broader geographical coverage for the lead program, and uniquely support the agent network with mentoring, training and support and training. Please revise your disclosure to clarify whether you believe that your business currently has increased capitalization, increased frequency of lead generation and unique support or whether these are factors that your company currently does not have, but are necessary for your future growth and success. If you believe you currently have these factors, please provide detailed support for each factor.
RESPONSE:	The keys to UUI’s future success are based on three major activities, 1) increased capitalization to support expand recruiting efforts, 2) increasing the frequency of lead generation for broader geographical coverage for the lead program, and 3) increasing support for the agent network through mentoring, training and support. The Company currently has the two of the three building blocks in place at a minimal level, however, with additional capitalization, UUI will be able to grow the agent network, provide more leads for larger geographical areas and provide additional personnel to mentor, train and support.

Currently, UUI must limit the lead purchases and mailing efforts to once every six weeks. Currently UUI employs four (4) managers that act as Agent Mentors and outsources training to a consultant. Ideally, with additional capitalization the ration of manager/mentors to agents would be 1:50 with a larger group of trainers to support a growing demand from the expanding agent network.

Company History, page 37

7.	We note your response to our prior comment 5. Please elaborate on your statement that “(a) at the time of incorporation, Messrs. Wolfe and Simpson were not yet ready to publicly announce their new company,” by describing the reasons for their reluctance to make such an announcement, the reason(s) it took nine (9) months for both men to formally join Unique Underwriters and the factors that were in place that impelled both men to join the company at that time.
RESPONSE:	The Company was incorporated as a shell company in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter at the request of Messrs. Wolfe and Simpson. At the time of incorporation, Messrs. Wolfe and Simpson were actively employed at Equita. Each had projects to complete prior to exiting Equita. Wolfe and Simpson instructed Mr. and Mrs. Potter to assist with the start up by incorporating the company and obtaining the necessary licensing with insurance carriers, and prepare for transfer of agents. During the same period Mr. Wolfe was awaiting the settlement of a lawsuit between Equita and National American Agents (“NAA”), in which Mr. Wolfe was named regarding the right to receive insurance commissions. In the settlement of this lawsuit, NAA dismissed with prejudice any claims against Mr. Wolfe releasing him from any financial commitment. The delay while awaiting settlement provided Mr. Wolfe and Mr. Simpson the time to finish developing the UUI business plan, arrange for financing, and recruit the core personnel who could be in place when business operations began. The litigation was settled on March 26, 2010, and two days later Mr. Wolf resigned from Equita. A confidentiality clause in the Settlement Agreement prevents Mr. Wolfe from discussing any other terms of the litigation and its settlement.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company. At that time, they established a fiscal year end of June 30.

Business Model, page 39

8.	We note your response to our prior comments 6 and 23. Please be advised that neither agreement has yet been submitted to us, nor have you included a redacted copy of either one as an exhibit to your registration statement. If you wish to submit a confidential response to us that discusses these agreements, and includes them as supplemental material, you should do so following Rule 83 of the Commission’s Rules of Practice. We further note that you have not included any of the material terms of these agreements in your response, including payment, term and termination provisions. Accordingly, we reissue this comment.

RESPONSE: We are appending exhibit 10.4 again and it covers both SAS and Equita leads.

UUI has a relationship with Senior Advisor Services Inc. (“SAS”), a subsidiary of Educator Group Plans that provides UUI with a continuous stream of information on potential prospects for Final Expense insurance.

Agent Network, page 41

9.	It is not entirely clear from your revised disclosure how your sub-agents are compensated. If the “writing agent,” presumably in most cases the sub-agent, receives the “bulk of the compensation” you should state whether or not the commission received on a sale is negotiated directly between the agent and the sub-agent, whether or not you are involved in this process, and whether or not you possess any data that indicates the average commission earned by a sub-agent in a sale.
RESPONSE:	UUI recruits of independent agents who will sell term, universal life, and whole life insurance policies, as well as Final Expense insurance policies and annuities. The Company receives commission directly from the appointed insurance carriers on each policy sold. The average total commission on the annualized premium on each policy from a carrier is 153% of the first year’s premium. Both the agent and UUI earn a commission on each sale, due to the agency agreements UUI has with the insurance carriers. UUI has direct agents that report to the UUI group and indirect agents, those agents that are recruited by a direct agent to build that agent’s personal network. The amount of commission earned on each policy is dependent on the level attained by each direct agent. The average commission split between UUI and the direct agent is currently 50/50.

10.	Please state how many managers you employ to assist your agents and clarify whether or not the managers are comprised of your full-time employees or of other agents. Please also disclose with specificity how you incentivize these managers.

RESPONSE:	UUI encourages agents to recruit other sub-agents, thereby creating a network of subagents from which the direct agent receives commission overrides on the subagent’s sale of life insurance policies. Each direct agent negotiates with the subagent regarding the percentage that will be paid to the sub-agent. UUI provides promotional guidelines for the recruiting agent; however the recruiting agent ultimately determines what rate the newly recruited sub-agent’s starting commission will be. UUI does not participate in the negotiations nor does it collect statistics on the average commission earned by a sub-agent.

When an agent recruits a sub-agent into his/her network, the agent is responsible for negotiating the beginning commission rate for the sub-agent based on the guidelines provided by UUI, managing, training, and mentoring the sub-agent.

Currently UUI employs four (4) managers that act as Agent Mentors, who are incentivized to assist the agents, as well as provide the agent with weekly support during national training. The Agent Mentor is a non-salaried position; the Mentors are paid a percentage (1.5%) on the value of the annualized premium of the agent’s monthly production.

Lead Generation, page 43

11. Please expand your disclosure to state whether any relationship currently exists or has previously existed between Senior Advisor Services, Inc. and Equita Mortgage Group, and between either or both companies and an entity doing business as Educator Group Plans, Insurance Services, Inc. Please also disclose:

☐ Samuel Wolfe’s previous and current relationships with the above-named entities; and

☐ Whether Samuel Wolfe has been named in a legal proceeding, including an order relating thereto, concerning the business practices of above-named entities, and if so, please describe the legal proceeding and the impact on the related business.

RESPONSE:	Mr. Wolfe, the current CEO of UUI, had previously been CMO of Equita Mortgage Group and Educator Group Plans. Equita Mortgage Group is a d/b/a of Educator Group Plans. Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services are entities owned by Richard Wolfe and Robert Myer. Despite this previous relationship, Mr. Wolfe receives no financial benefit from the purchase of these leads, nor does he receive a discounted price based on his previous relationship with Equita. Mr. Wolfe does not have any equity ownership in Equita.
Regarding any legal proceedings, this was addressed in comment number 7 under Company History.
12.	We note your response to our prior comment 8. The website for Equita Mortgage Group states “We have our own in-house, full-service print shop dedicated to generating mortgage protection insurance leads, and Equita leads are provided exclusively to Equita agents. They are never available to outsiders or sold on the open market.” To the best of your ability, please explain this discrepancy with your disclosure.
RESPONSE:	UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”). UUI is a registered Agent for Equita Mortgage Group and as such, has the right to purchase and utilize Mortgage Protection Leads and Final Expense upon request from UUI. As a recruiting agent, Equita receives commissions and overrides on all UUI production.

UUI has a relationship with Senior Advisor Services Inc. (“SAS”), a subsidiary of Educator Group Plans that provides UUI with a continuous stream of information on potential prospects for Final Expense insurance. UUI purchases additional “B” leads from SAS, which has agreed to sell Final Expense Leads to UUI upon request from UUI. UUI utilizes direct mail campaigns to senior citizens advertising final expense insurance. Through a similar mechanism as the mortgage protection insurance response card, UUI then uploads qualified responses and rents and distributes these leads through the Lead Station.

13.	We note your response to our prior comment 18 and we re-issue this comment. This table has been prepared for the benefit of your agents or prospective agents and is not suitable for the lay reader. You should delete this table and provide a brief narrative description of the material terms of your membership packages.

RESPONSE:	Basic: The basic membership is free to the agent and the benefits are available in all subsequent upgraded membership packages. Automatic contracting with UUI carriers as outlined is included in the agent’s agreement to become part of the UUI organization, participation on Group Company calls, attendance to Company events and conventions, and access to Lead Station (“B” leads only).

Executive: At a monthly cost of /$24.99, the agent receives additional benefits in regard to training, training videos and premium resources (?), as well as access to all leads via Lead Station and centralized mailings with a deposit of $500 for the Area Lead Request (ALR). All “A” leads at full price, Travel lead request must have a minimum of 30, $500 Reserve Accounts, paying full rate for each lead as outlined in the Leads Generation (?) Personalized support in the form of Agent Hotline, a designated Agent Mentor and a customized web-site template as a UUI agent.

Entrepreneur: At a monthly rate of $59.99, the membership package includes all the basic and Executive benefits as well as the following: Waiving the $500 Area Lead Request deposit, incentive-based profit sharing, advanced Boot Camp training calls, and no reserve account requirement for Travel Lead Requests.

Partner: At a monthly rate of $99.99, the membership package includes the benefits from Basic and Executive as well as the following: discounted Area Lead Deposit at $59.99, 10% discount on UUI events and conventions, incentive –based profit sharing, UNIQUECARE discount health plan, commissionable income at $10 per month for the sale of each direct Partner Membership, all training offerings, access to all leads, lead alerts giving notification of lead special prior to general agent notification, 50% discount on Final expense “B” leads, 5 free leads for every 5 applications per month and a customized Life Insurance website.

Founder: At the monthly rate of $159.99, the founders package includes all of the benefits listed in Basic, Executive, Entrepreneur and Partner memberships with the following modifications or additions: ALR deposit $119.00 per month, commissionable income at $10 per month for the sale of each direct Partner Membership, and $12 per month for each direct Founder Membership, access to all leads with a discounted rate of $19 per “A” lead and a 10 day exclusive right to the lead, No override charge on direct agents, lead alerts, 50% discount on “B” leads, 5 free leads for every 5 applications per month, UNIQUECARE discount health plan, free access to Agent hotline and agent mentor, as well as the development of a custom corporate and life insurance websites.

Management, page 43

14.	We note your response to our prior comment 21 and we re-issue our comment in part. Please explain in adequate detail the exact circumstances of Mr. Wolfe’s departure from Equita Mortgage Group, including whether it preceded the inception of Unique Underwriters, Inc. Further, you state in your biographical description of Mr. Wolfe that he has served as Chief Executive Officer, President, and Director since June 2009, which is contradicted by your response to our prior comment 5 and by your statement that you were founded in late July 2009. Please resolve this discrepancy.

RESPONSE: This is discussed on page 24 under Company History.

The Company was incorporated as a shell company in the State of Texas on July 28, 2009, by Mr. and Mrs. Potter at the request of Messrs. Wolfe and Simpson. At the time of incorporation, Messrs. Wolfe and Simpson were actively employed at Equita. Each had projects to complete prior to exiting Equita. Wolfe and Simpson instructed Mr. and Mrs. Potter to assist with the start up by incorporating the company and obtaining the necessary licensing with insurance carriers, and prepare for transfer of agents. During the same period Mr. Wolfe was awaiting the settlement of a lawsuit between Equita and National American Agents (“NAA”), in which Mr. Wolfe was named regarding the right to receive insurance commissions. In the settlement of this lawsuit, NAA dismissed with prejudice any claims against Mr. Wolfe releasing him from any financial commitment. The delay while awaiting settlement provided Mr. Wolfe and Mr. Simpson the time to finish developing the UUI business plan, arrange for financing, and recruit the core personnel who could be in place when business operations began. The litigation was settled on March 26, 2010, and two days later Mr. Wolf resigned from Equita. A confidentiality clause in the Settlement Agreement prevents Mr. Wolfe from discussing any other terms of the litigation and its settlement.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company.

15.	Please disclose the month and year in which your executive officers and directors commenced their positions in the company.
RESPONSE:	This is discussed on page 24 under Company History.

Mr. and Mrs. Potter resigned on April 13, 2010 and on May 3, 2010 Mr. Samuel Wolfe became CEO, President and Director and appointed Mr. Ralph Simpson as COO, Chairman, Founder and Director of the Company.

16.	We note your response to our prior comment 22. Please disclose that Messrs/ Wolfe and Simpson are engaged in a separate venture together and briefly describe the business model of Teflon Holdings, LLC.

RESPONSE:	Mr. Wolfe and Mr. Simpson are also co-owners of Teflon Holdings, LLC, which is a shell corporation formed as an LLC which has not been utilized as of this date nor do Messrs. Wolfe and Simpson have any immediate plans to develop any company under this shell corporation.

Executive Compensation, page 80

17.	We note your response to our prior comment 24. Please revise your “Stock Awards” column of your Summary Compensation Table to include a footnote disclosing all assumptions made in the valuation. We refer you to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

RESPONSE: Equity Awards

The shares awarded to Messrs. Wolfe and Simpson are fully vested. The fair value of the shares awarded was based on their service of forming the Company. These shares were issued later because there were not an adequate number of authorized shares in the Company’s treasury at the foundation of the company. No stock options or stock appreciation rights were outstanding with respect to any of our directors or executive officers as of February 10, 2012.

Exhibits

18.	Please file an updated legal opinion consistent with Item 601(b)(5) of Regulation S-K. Please also consider the Staff Legal Bulletin No. 19 available at http://sec.gov/interps/legal/cfslb19.htm.

RESPONSE: Updated, exhibit 5.1

19.	Please re-file Exhibit 10.4 as the current copy is not legible.

RESPONSE: Re-filed.

Notes to the Audited Financial Statements

Note 3 – Capital Stock, page 39

20. We acknowledge your response to our prior comment 20. The table presented on page 17 for common stock issued under oral agreements indicates three different stock issuance amounts per share. You indicate in your response that stock based compensation expense was based on the fair value of services rendered. You also state that the value of stock issued for services was determined based on the value of stock issued in a recent private placement transaction at $0.15. However, it appears that the value of shares issued in a private placement transaction was $0.07 per share based on our computations. Please revise your disclosures to ensure the price per share amounts in the table on page 17 is accurate, to disclose whether you value the shares based on the fair value of services rendered or the value of shares in recent financing transactions and to disclose the reasons for the increases or decreases in the value of your common stock per share at each issuance date. In addition, the stocks issued to founders should be valued as of the date of grant. Since the company was founded in July 2009 and you have issued stock at $.07 and $.15 in 2010 and 2011, the estimated fair value of the 65 million shares issued to the founders of $.001 in 2011 appears to be significantly understated.

RESPONSE:	The 100 and 50 shares issued to Fred and Frances Potter on Aug 6, 2009 and April 15, 2010, respectively, are valued at $0.02 per share. The average value of shares was $0.02 per share.

During the six months ended December 31, 2010, the Company issued common shares in exchange for $473,990 in cash collections pursuant to a private placement to accredited investors made under Regulation 504. A block of 400,000 shares issued to Christine Butcher and 300,000 shares to Robert and Michelle Wallace on November 19, 2010 were thus valued at $0.02 per share from the Company's recent private placement. The average value of shares issued in a private placement transaction was $0.07 per share.

During the year ended June 30, 2011, the Company issued as compensation for services a total of 66,400,817 common shares, out of which 65,000,000 common shares were issued to its founders. The 65,000,000 common shares issued to its founders were for their services of forming the company in May of 2010; the services not being long term in nature. In addition there is no current market for the common stock, and as such, the stock price was arbitrarily set having no relation to the assets or book value to the company. As a result, $0.07 per share price was not indicative of the market price of the stock. At inception, these shares had no or nominal intrinsic value so they were valued at $0.001 par value. The rest of the service stocks were valued at $0.15 per share from the company's most recent private placement.

During the six months ended December 31, 2011, the Company issued as compensation for services a total of 500,000 common shares to Rudolph Renda in exchange for $75,000 worth of services rendered.

 February 9, 2012

/s/ Sam Wolfe _____

Sam Wolfe, CEO & President Date

February 9, 2012

/s/ Ralph Simpson _

Ralph Simpson, COO & Chairman Date

cc: Donald Mitchell Brown, Esq. McMullen Associates LLC 10701 McMullen Creek Pkwy Charlotte, NC 28226

(2)

April 27, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 8 to Registration Statement on Form S-1

Filed February 13, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated February 13, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated February 13, 2012 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated February 13, 2012 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-168516 prior to requesting acceleration of this registration statement.

Response: The Company acknowledges the Staff’s comment and the Company advises the Staff that they are responding to the Staff’s comment letter dated February 13, 2012 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Company has reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Company has applied each of these comments to the S-1 Registration Statement.

Comment Responses:

General

1.	In your next response letter, please sign the letter with your information, including the name of the entity that is writing the letter and the name of the person signing on behalf of the entity. Please also remove the signature block of the SEC from your letter. It is not appropriate to include our conformed signature in your response. Please re-file the response letter with this Amendment No. 8 to this Form S-1 and the response letter filed with your Amendment No. 7 to your Form S-1 on January 12, 2012 with the correct signature used therein.

RESPONSE:	Signature block removed and refilled the response letter with Amendment No. 7 and Amendment No. 8. In response hereto, we have complied with the instructions, and have removed the SEC Signature Block from the letter as requested. Per your instructions, we are refilling this response letter with the current amendment (Amendment 8) and we are also attaching the response letter that was included with Amendment 7 to this amended (Amendment 7).

2.	Please only include comments from this letter in your response and do not include comments issued by the SEC Staff to a different registrant on a different filing in your response letter.

RESPONSE:	We have examined this instruction, and have endeavored to insure that we have not included include comments issued by the SEC staff. It is our goal and objective to address each of these questions on an individual basis, and we have sought to do that, and to avoid including any comments by SEC staff in our response. If there has been an inadvertent inclusion of such language, we would be grateful for guidance as to what specific language is being addressed so that we can insure that such language is excluded. However, to our knowledge we have not included any such comments. Thank you for your assistance.

Risk Factors

3.	Please update your risk factors to include the most current information. For example, on pages 7 and 8 you disclose your accumulated deficit as of June 30, 2011. Please update this information to be as of December 31, 2011 and continue to update the information as your update your financial statements in future amendments.

RESPONSE:	We have updated the dates and will continue to update the information as we update our financial statements in future amendments.

Relationship with KCM Holdings and Donald Klein, page 12

4.	We note your response to our prior comment 3. The sub-caption you have inserted is not appropriate, both because its intent should be to summarize a material risk relating to an investment in your common stock, and because your relationship with Mr. Klein appears to present such a material risk for which disclosure is required. Please amend this subcaption so that it meets the requirements of Item 503(c) of Regulation S-K, including the fact that your prior relationship with Mr. Klein is a material risk to your business. In addition, please address the following:

•	Identify the company that both Mr. Klein and Mr. Simpson worked at together in 2006, the positions that each held there, and the company that Mr. Simpson later joined. Your biographical description of Mr. Simpson on page 48 does not specify any companies where he worked after 2001 other than The Simpson Sales Academy. You should also therefore expand that description as appropriate.

•	You disclose that in June 2010, Mr. Klein spoke to a small group of about 40 UUI agents about the benefits of becoming a publicly traded company and that UUI was in the process of going public. Please expand your disclosure to clarify whether Mr. Klein made any representations about the company or this process. Please disclose whether those agents subsequently purchased shares in the company. If any representations were made that are not fully disclosed in this Form S-1, please disclose the representations. Please also disclose all potential risks to the company that could result.

•	You describe KCM Holdings Corp.’s services as being, in part, “to provide corporate restructuring counseling . . . and assist UUI in the sale and transfer of assets.” Please explain how you were engaged in any kind of “corporate restructuring” and “sale and transfer of assets,” given that you were a start-up corporation and it does not appear that there were assets for sale or transfer.

•	Please disclose the name of the entity which you paid the $40,000 in compensation or whether it was paid to Mr. Klein personally or several affiliated entities, naming each entity.

RESPONSE:	Subcaption corrected. OUR PRIOR ASSOCIATION WITH DONALD KLEIN AND KCM HOLDING CORPORATION REPRESENTS A MATERIAL RISK TO THE COMPANY RELATING TO THE PROMISED ISSUANCE OF SHARES FOR SERVICES RENDERED.

•	Mr. Simpson had previously worked with Mr. Klein at National Agents Alliance (“NAA”) from approximately October of 2004 to late 2006; Mr. Klein being a licensed sub-agent for Mr. Simpson who had been an independent licensed agent for NAA. In December of 2008,

Mr. Simpson was a licensed insurance agent for Conseco from 2001 to 2003, with National Agents Alliance from 2003 – December of 2008, and Equita through April of 2010.

•	In early June 2010, Mr. Klein spoke briefly to a small group of about forty (40) UUI agents about the benefits of becoming a publicly traded company and the process of filing to becoming such an entity. The opportunity to purchase shares was offered to the agents present, as well as some of their friends and family members who would either purchase shares in one of the two Regulation D 506 offerings or receive shares in return for services rendered to UUI, of which 40 persons purchased 100,000 shares or traded services for shares. To our knowledge no other instruction, representations nor assurances were given to the agents, or any other group of potential investors. Other than the speaking to the aforesaid agents, Mr. Klein and his affiliates performed no subsequent activities or duties pursuant to their contractual agreements with UUI.

•	Mr. Klein established his own insurance agency, KCM Insurance Services and KCM Holdings, which eventually began incubating new companies that had an interest in becoming publicly traded. During 2009 and 2010, Messrs. Wolfe and Simpson became interested in creating their own IMO (Independent Marketing Organization), and Mr. Klein had made numerous representations and assurances to Messrs. Wolfe and Simpson regarding his knowledge and experience in the insurance industry, as well as having successfully shepherded several companies through the process of going public. Mr. Klein stated that applying to become a public company had an average turnaround of six (6) months to one (1) year and, because of his expertise he would do everything possible to ensure a speedy process, by utilizing his network of affiliates as part of a seamless service. UUI agreed to contract solely with Mr. Klein, hence no other company was considered. Although Messrs. Wolf and Simpson had already developed a business plan that included a marketing strategy and technology support, they would need assistance in capital formation. Based on Mr. Klein's and KCM Holdings representations about the advantages of going public and his knowledge of the process, it appeared that he would be able to assist UUI with going public at a reasonable cost that included polishing business and marketing plans, the capital formation and implementing technology support. At this point in time, UUI was a fledgling operation with limited resources. Engaging KCM Holdings to provide such a broad scope of services allowed Messrs. Wolf and Simpson to devote their time and attention to establishing and growing the business.

•	An advance payment of $40,000.00 was issued to KCM Holdings Corp. on June 11, 2011.

The Business

Business Model, page 26

5.	You disclose that you have agency agreements in place with insurance carriers and you provide a list of your carriers on page 27. Please confirm that you have agreements directly with all of these carriers and are not relying on your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services. Alternatively please clearly disclose the carriers which you have a direct contractual relationship and the carriers which you rely on Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services for a relationship.

RESPONSE:	The Company currently has 27 such agreements with the insurance carriers; however, only one such carrier, Monumental Life Insurance, has a direct agreement with UUI that is outside the Equita network. All of the carriers listed below have agreements with UUI that are currently in effect as of this date of filing. Per our previous disclosure of the terms and conditions of the Equita agreement on page 9, in the event of a termination, Equita automatically releases UUI to enter into agreements with these carriers. General Counsel for the company has represented to the undersigned that these agreements are “fairly universal in nature”. See Exhibit 10.2.

Agent Network, page 28

6.	Please expand your disclosure here to disclose that Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services, subsidiary of Educator Group Plans, also receive commissions on sales which originate from their leads.

RESPONSE: Equita, in its capacity as the managing agent, receives a commission on all sales of insurance policies regardless of the origination of the leads.

Lead Generation, page 29

7.	We note your response to our prior comment 8. Please be advised that the agency agreement you have filed as an exhibit has not been redacted by you and that therefore its terms are publicly accessible via EDGAR. Please expand your disclosure regarding your agreement with Educator Group Plans d/b/a Equita Mortgage Group to disclose the term and termination provisions of this agreement. Please clarify throughout that this agreement also governs your relationship with Senior Advisor Services since it is a subsidiary thereof.

RESPONSE:	The agency agreement we have filed as an exhibit has now been redacted by the Company. The term of the agreement shall continue until written notice of termination is received by either party or upon the occurrence of any of the conditions contained in Section 4 therein. This agreement also governs our relationship with Senior Advisor Services since it is a subsidiary of Equita.

8.	On page 5, you disclose that the information acquired from Senior Advisor Services and Equita Mortgage Group is used to create direct mail campaigns. On page 29, you disclose that you purchase data for your direct mail campaigns from two sources: home purchases and public information, but you purchase “B” leads from Senior Advisor Services and Equita Mortgage Group. Please revise your disclosure to remove all inconsistencies, including:

•	Whether the data for your direct mail campaigns is purchased from Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof;

•	Whether you independently develop any leads, or whether 100% of your business is derived from your relationship with Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof; and

•	If you do purchase data for your direct mail campaigns from Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services as a subsidiary thereof, please disclose whether Educator Group Plans is entitled to its 10-15% commission from any policies that result from the data provided.

RESPONSE:

•	UUI independently creates new leads by purchasing data from two public sources: home purchases or refinancing activities, as well as public information about senior citizens ages 55 – 70. This information is the basis of direct mail promotions for mortgage protection life insurance and final expense insurance for senior citizens. Respondents answer the personal information questionnaire via a postage paid return card. The data provided from the individual includes date of birth, gender, smoker/non-smoker and contact information,

•	Equita, in its capacity as the managing agent, receives a commission on all sales of insurance policies regardless of the origination of the leads.

9.	We note your response to our prior comment 12. Please revise your disclosure in all relevant places in your registration statement to indicate the following:

•	you are an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services; and

•	the percent of your revenues that are derived from this agreement (including the revenue from the sale of leads and the revenue from any resulting policies) and the percent of your revenues that are derived from leads you have generated independent of this agreement (including the revenue from in-house generated leads not derived from Educator Group Plans data and the revenue from any resulting policies).

Please also include a risk factor that discloses the extent that your business is dependent upon your competitors, namely Equita Mortgage Group and Senor Advisor Services Inc. Please also disclose the termination provisions of your agreement in this risk factor.

RESPONSE:

•	We acknowledge that we are independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services

•	The company does not track a percentage of revenues generated independent of this agreement. Even if a lead is generated independent of this agreement, Equita receives a portion of sales from those leads. Therefore, Equita receives a portion of revenues under the agreement whether the lead is supplied by Equita or whether the lead is obtained independent of Equita.

•	In assessing a risk factor regarding the two companies inquired about, namely Equita Mortgage Group and Senor Advisor Services Inc., our business with these companies at this point is largely dependent upon our goodwill and business relationship with these companies. These companies are subsidiaries of a parent company named Educator Group Plans, Insurance Services, Inc. which is a Texas Corporation. At this point, our business with these companies is through a contract with Educator Group Plans, Insurances, Inc. which was executed on June 4, 2010. Our business model has been operated with the inclusion of this agreement as a component since that date. The agreement contains a termination provision whereby either party could terminate with thirty days advance written notice to the other party. Since there is a thirty-day termination notice, the risk, therefore, would depend on the state of business relations between our company and these entities at any given point in time. Since the date of execution of this agreement, the relationship between our company and these entities has been mutually profitable, and we know of no circumstances which would lead us to believe that these business relationships may be ending at any point in the foreseeable future. We believe, therefore, based upon the mutually profitable relationship that has existed between this company and these entities, that there is no immediate substantial risk of the severance of these business relationships.

10.	Please indicate why you have not included Equita Mortgage Group or Senior Advisor Services Inc. as being among your principal competitors on page 31, given the similarity of your business models, including the high likelihood that your respective agents are utilizing the same leads.

RESPONSE:	Revised. UUI’s current and anticipated principal competitors are the following: AmeriLife, Bay Planning Inc., EPIC Insurance Company Educator Group Plans, Insurance Services Inc. and it subsidiaries, Consolidated Underwriters, ALB Insurance, National Agents Alliance, Insurance Wholesalers, as well as Life & Annuity Masters.

11.	You disclose on page 29 that Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services are entities owned by Richard Wolfe and Robert Myer. We also note that Richard Wolfe executed the contract with you as the President of Educator Group Plans, Insurance Services Inc. d/b/a Equita Mortgage Group. Please advise us if there is a familial relationship between Samuel Wolfe and Richard Wolfe. If so, then please expand your disclosure under “Certain Relationships and Related Transactions and Director Independence” on page 51 to disclose the information required by Item 404 of Regulation S-K, including:

•	a description of the transaction;
•	the relationship between Samuel Wolfe and Richard Wolfe;
•	the fact that Samuel Wolfe is your CEO, President, 42% shareholder and a director and all positions held by Richard Wolfe at Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services;
•	the interests of each of Richard Wolfe and Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services in the transaction with you;
•	the approximate dollar value of the amount involved in the transaction;
•	the approximate dollar value of the amount of each of Richard Wolfe and Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services’ interest in the transaction, which shall be computed without regard to the amount of profit or loss; and
•	any other information regarding the transaction or Richard Wolfe or Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

RESPONSE:	UUI also rents additional “B” leads from (“Equita”) and its subsidiary Senior Advisor Services as part of the overall agency agreement in place with Educator Group Plans, Insurance Services Inc., the parent company. UUI is a registered Agent for Equita Mortgage Group and as such, has the right to purchase and utilize Mortgage Protection Leads and Final Expense leads from Senior Advisor Services upon request from UUI.As the recruiting agent, Equita receives commissions and overrides on all UUI production. Mr. Wolfe, the current CEO of UUI, had previously been CMO of Equita Mortgage Group and Educator Group Plans. Equita Mortgage Group is a d/b/a of Educator Group Plans. Educator Group Plans, Insurance Services Inc., Equita Mortgage Group and Senior Advisor Services are entities owned by Richard Wolfe, Mr. Sam Wolfe’s step-father, and Robert Myer. Despite this previous professional and current familial relationship, Mr. Wolfe receives no financial benefit from the purchase of these leads, nor does he receive a discounted price based on his previous relationship with Equita. Equita, in its capacity as the managing agent, receives a commission on all sales of insurance policies regardless of the origination of the leads. Mr. Wolfe does not have any equity ownership in Equita.

12.	We note your response to our prior comment 13 and your disclosure on pages 30-31. Please revise this disclosure so that it can be fully understood by the lay reader. Currently, it is replete with certain jargon and is not a complete narrative. Where there are certain phrases that you have not defined, e.g. travel lead requests, you should do so here. Please also revise the disclosure to remove the use of “(?)” and include a complete, but brief, description of the material terms of the memberships you offer.

RESPONSE: Memberships

In addition to renting leads, UUI also sells premium membership packages that will allow an agent to avoid paying the $500 deposit required for a set of leads within the agent’s geographic area by subscribing to a monthly premium membership package. There are five packages that agents may select as outlined below.

Basic: The basic membership is free to the agent and the benefits are available in all subsequent upgraded membership packages. Automatic contracting with UUI carriers as outlined is included in the agent’s agreement to become part of the UUI organization, participation on Group Company calls, attendance to Company events and conventions, and access to the fulfillment and lead system for previously marketed “B” leads only..

Executive: At a monthly cost of $24.99, the agent receives additional benefits in regard to personal training, training videos and premium resources, as well as access to all leads via Lead Station and centralized mailings with a deposit of $500 for leads in the agent’s geographic area).All new “A” leads at full price, out of area lead request must have a minimum of 30 leads, $500 deposit for lead requests, paying full rate for each lead as outlined in the Leads Generation section beginning on page 34. Personalized support in the form of telephone helpline, a designated mentor and a customized web-site template, as a UUI agent.

Entrepreneur: At a monthly rate of $59.99, the membership package includes all the basic and Executive benefits as well as the following: Waiving the $500 deposit for leads in the agent’s geographic area, incentive-based profit-sharing, advanced Boot Camp training calls, and no deposit requirement for lead requests outside the agent’s normal geographic area.

Partner: At a monthly rate of $99.99, the membership package includes the benefits from Basic and Executive as well as the following: discounted Area Lead Deposit at $59.99,10% discount on UUI events and conventions, incentive –based profit sharing, UNIQUECARE discount health plan, commissionable income at $10 per month for the sale of each direct Partner Membership, all training offerings, access to all leads, lead alerts giving notification of lead special prior to general agent notification, 50% discount on Final expense “B” leads, 5 free leads for every 5 applications per month and a customized Life Insurance website.

Founder: At the monthly rate of $159.99, the founders package includes all of the benefits listed in Basic, Executive, Entrepreneur and Partner memberships with the following modifications or additions: ALR deposit $119.00 per month, commissionable income at $10 per month for the sale of each direct Partner Membership, and $12 per month for each direct Founder Membership, access to all leads with a discounted rate of $19 per “A” lead and a 10 day exclusive right to the lead, No override charge on direct agents, lead alerts, 50% discount on “B” leads, 5 free leads for every 5 applications per month, UNIQUECARE discount health plan, free access to Agent hotline and agent mentor, as well as the development of a custom corporate and life insurance websites.

Note 3 – Capital Stock, page 39

13.	We acknowledge your response to our prior comment 20. We continue to believe that the stocks issued to founders should be valued as of the date of grant which would appear to be $0.15 based on shares issued in other transactions and your private placement. Please revise accordingly or provide us your accounting analysis specifically referencing the accounting literature you are basing your valuation upon.

RESPONSE:	We have re-valued the shares at $0.15 per share and updated 6/30/11 financials accordingly.
14.	You indicate in a note at the bottom of the Selling Security Holder Table that the company has issued an additional 1,401,817 shares per “Oral Agreements” with vendors and professional service providers. However, in the Table of Oral Agreements, the total number of shares disclosed totals 2,001,817 shares. Please explain the difference of 600,000 shares and why this amount is not included in your statement of shareholders equity.

RESPONSE:	Corrected. The Company has issued an additional 2,001,817 shares per “Oral Agreements” with vendors and professional service providers.

15.	It appears that the common shares issued to Christine Butcher and Robert and Michelle Wallace in November 2010 should be valued as of the date of grant which would appear to be $0.15 based on the value of the common shares issued in your private placement. Please revise accordingly or provide us your accounting analysis specifically referencing the accounting literature you are basing your valuation upon.

RESPONSE:	These shares were re-valued at $0.15 per share and 6/30/11 financials were updated accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Statements

Results of Operations, page 45

16.	Please disclose why you did not incur any expenses for commonly incurred business expenses, such as payroll and related taxes, computer/internet expenses, credit card processing fees, insurance expenses and professional fees for the six months ended December 31, 2010. Please also disclose the reasons for the increase in these expenses for the six months ended December 31, 2011.

RESPONSE: Corrected. Please see 4/30/12 financials.

Executive Compensation, page 49

17.	We note your response to our prior comment 17 and we re-issue this comment. You must include footnote disclosure that addresses how the fair value of this stock award was made in accordance with FASB ASC Topic 718(e). Please revise this disclosure accordingly.

RESPONSE: This relates to the founder shares and was addressed in comment 13.

Exhibit 5.1

18.	We have reviewed your response to our prior comment 18 and the document filed as Exhibit 5.1. The document currently filed is not the opinion regarding legality that is required to be filed pursuant to Item 601(b)(5) of Regulation S-K. Item 601(b)(5) of Regulation S-K requires an opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and nonassessable. Please review Item 601(b)(5) of Regulation S-K and the guidance provided in Staff Legal Bulletin No. 19, available at http://www.sec.gov/interps/legal/cfslb19.htm, prior to counsel’s preparation of its legal opinion. Please file an opinion regarding the legality of the shares with your next amendment that is consistent with this regulation and guidance.

RESPONSE:	Counsel has now filed an opinion regarding the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non assessable as required pursuant to Item 601(b)(5) of Regulation S-K.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC

(3)

AGENT AGREEMENT

THIS AGENT AGREEMENT (this "Agreement") is entered into as of the date specified herein by and between EDUCATOR GROUP PLANS, INSURANCE SERVICES, INC. DBA EQUITA MORTGAGE GROUP ("Equita"), and UNIQUE UNDERWRITERS, INC. (herein sometimes "You," "Your," or "Agent").

1. Appointment: Independent Contractor. You are hereby appointed by Equita as Agent to solicit as an independent contractor on behalf of Equita applications for mortgage life insurance, final expense life insurance and other insurance products (herein "Products") of insurance companies (herein "Designated Carriers"), now or hereafter specifically offered or approved in writing by Equita. Nothing in this Agreement shall be construed to create the relationship of employer and employee and you are and shall be an independent contractor in relation to Equita. You will exercise your own judgment regarding time, place and manner of performing your duties hereunder in harmonious relationship with, and subject to, policies and guidelines established by Equita and the Designated Carriers. You agree and understand that it is your sole responsibility to pay self-employment, income and other taxes on commissions you earn pursuant to the terms of this Agreement, and that neither the Designated Carriers nor Equita will have any responsibility with respect to withholding or payment of FICA, FUTA, or any other tax. You are responsible for proper and prompt tax reporting, withholding and payment for your commissions and other income; and you agree to indemnify, defend and hold Equita harmless from and against any costs, expenses or levies incurred by, or assessed against, Equita as a result of your failure to do so. You are authorized to perform your responsibilities as Agent under the terms and conditions of this Agreement in any territory which Equita assigns to you. Any change in territory must be agreed to in writing by both Equita and you. Commissions with respect to Products of Designated Carriers shall be as set forth on Schedule A attached hereto and incorporated herein by reference for all purpose or per additional schedules issued to you by Equita or the Designated Carriers from time to time during the term hereof, which schedules may be revised at any time or from time to time in the sole discretion of the Designated Carriers.

2. Agent Responsibilities. You agree to:

2.1 Abide by all policies, guidelines, rules, rate books, regulations and instructions of Equita and the Designated Carriers dealing with the Products as prescribed from time to time; observe and comply with the insurance laws and regulations of the states where you do business or solicit applications for Products; and comply with all provisions of your agency contracts with the Designated Carriers.

2.2 Explain fully the terms, conditions and provisions of all contracts and Products to prospects and to not make untrue statements, interpretations, misrepresentations, or omit or evade material facts concerning the Products. All advertising, sales materials, circulars or other communications using the name of Equita (or any affiliate) or relating to any Products (whether written, oral, audio or visual) must be approved in writing by Equita, which approval may be withdrawn for any reason at any time.

2.3 Indemnify, defend and hold Equita harmless from and against any costs, fees and expenses that Equita may incur for any administrative or legal action involving you to which Equita may be made a party or otherwise incur a cost or expense. Equita may, at its discretion, employ its own counsel in defense of such action.

2.4 Treat all information, records and confidences, including but not limited to Equita prospect and policyholder lists, renewal and expiration dates of Products, training, educational and other materials which Equita has provided to you in your role as Agent (collectively "Confidential Material"),

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